Exhibit 99.3

TELUS CORPORATION

as Issuer

and

COMPUTERSHARE TRUST COMPANY OF CANADA

as Indenture Trustee

FIFTY-FOURTH SERIES SUPPLEMENT

Dated as of June 19, 2025

Supplementing the Trust Indenture dated as of May 22, 2001, as supplemented between TELUS Corporation, as Issuer and

Computershare Trust Company of Canada, as Indenture Trustee,
and providing for the additional issue of

6.25% Fixed-to-Fixed Rate Junior Subordinated Notes, Series CAR due July 21, 2055
in the aggregate principal amount of $375,000,000

TABLE OF CONTENTS

Article One Interpretation		1

1.01	To be Read with Indenture; Governing Law	1

1.02	Definitions	2

1.03	Conflict Between Series Supplement and Indenture	2

1.04	Interpretation Provisions in Indenture	2

Article Two Debt Securities		2

2.01	Creation and Designation	2

Article Three Miscellaneous Provisions		3

3.01	Confirmation of Indenture	3

3.02	Acceptance of Trusts	3

3.03	Counterparts and Formal Date	3

THIS IS THE FIFTY-FOURTH SERIES SUPPLEMENT dated as of June 19, 2025

BETWEEN:

TELUS CORPORATION, in its capacity as Issuer

- and-

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company under the laws of Canada, in its capacity as Indenture Trustee

WHEREAS the Issuer and the Indenture Trustee have entered into a trust indenture dated as of May 22, 2001 (the “Base Indenture”), as amended and supplemented by the forty-seventh supplement to the Base Indenture, dated January 2, 2024 between the Issuer and the Indenture Trustee (together with the Base Indenture, the “Supplemented Base Indenture”);

AND WHEREAS pursuant to Section 2.02 of the Base Indenture, the Issuer may from time to time create and issue one or more new Series of Debt Securities, subject to the satisfaction of certain conditions set forth in the Supplemented Base Indenture and in the related Series Supplement;

AND WHEREAS the Principal Terms of any new Series of Debt Securities are to be set forth in a Series Supplement, which amends and supplements the Supplemented Base Indenture in relation to such Series;

AND WHEREAS on April 21, 2025, the Issuer and the Indenture Trustee entered into the Fifty-Second Series Supplement to the Base Indenture (the “Fifty-Second Series Supplement”, and together with the Supplemented Base Indenture, the “Indenture”) relating to the issuance of Debt Securities designated as 6.25% Fixed-to-Fixed Rate Junior Subordinated Notes, Series CAR due July 21, 2055 (the “Initial Series CAR Notes”), which included establishing the Principal Terms of, and provided for the issuance of, such Series;

AND WHEREAS the Initial Series CAR Notes were issued in the aggregate principal amount of $1,100,000,000 on April 21, 2025;

AND WHEREAS the Issuer wishes to issue an additional $375,000,000 aggregate principal amount of 6.25% Fixed-to-Fixed Rate Junior Subordinated Notes, Series CAR due July 21, 2055;

AND WHEREAS in accordance with Section 2.01 of the Base Indenture and Section 2.02 of the Fifty-Second Series Supplement, the Issuer may issue the Additional Series CAR Notes (as defined below) without the consent of any holder of the Initial Series CAR Notes;

NOW THEREFORE THIS SERIES SUPPLEMENT WITNESSES and it is hereby covenanted, agreed and declared as follows:

ARTICLE ONE

INTERPRETATION

1.01        To be Read with Indenture; Governing Law

This Series Supplement is supplemental to the Indenture, and the Indenture and this Series Supplement shall hereafter be read together and shall have effect, so far as practicable, with respect to the additional 6.25% Fixed-to-Fixed Rate Junior Subordinated Notes, Series CAR due July 21, 2055 as if all the provisions of the Indenture and this Series Supplement were contained in one instrument, which instrument shall be governed by and construed in accordance with the laws of the Province of Ontario, and the federal laws of Canada applicable in such Province. The parties hereto expressly request and require that this document be drawn up in English. Les parties aux présentes conviennent et exigent que cette entente et tous les documents qui s’y rattachent soient rédigés en anglais.

1

1.02        Definitions

All capitalized terms used but not defined in this Series Supplement shall have the meanings specified in the Indenture.

1.03        Conflict Between Series Supplement and Indenture

If any term or provision contained in this Series Supplement shall conflict or be inconsistent with any term or provision of the Indenture, the terms and provisions of this Series Supplement shall govern; provided, however, that the terms and provisions of this Series Supplement may modify or amend the terms of the Indenture solely as applied to the Notes.

1.04        Interpretation Provisions in Indenture

This Series Supplement shall, unless the context otherwise requires, be subject to the interpretation provisions contained in Article One of each of the Base Indenture and the Fifty-Second Series Supplement.

ARTICLE TWO

DEBT SECURITIES

2.01        Creation and Designation

(1)	The Issuer is hereby authorized to issue an additional $375,000,000 aggregate principal amount of 6.25% Fixed-to-Fixed Rate Junior Subordinated Notes, Series CAR due July 21, 2055 (the “Additional Series CAR Notes”). For clarity, after the issuance of the Additional Series CAR Notes, the aggregate principal amount of Notes outstanding will be $1,475,000,000.

(2)	Except as provided for herein, all of the terms and conditions of the Initial Series CAR Notes and the Fifty-Second Series Supplement, including the Principal Terms (as set forth in the Fifty-Second Series Supplement) and the covenants and obligations of the Issuer under the Fifty-Second Series Supplement apply equally to the Additional Series CAR Notes.

(3)	The Additional Series CAR Notes shall be in the form attached as Exhibit A to the Fifty-Second Series Supplement, with such changes as may be necessary to reflect the date of issuance of the Additional Series CAR Notes and the terms of this Series Supplement. Subject to the Deferral Right, the first interest payment on the Additional Series CAR Notes in the aggregate amount of $17,562,071.92 (which amount represents accrued and unpaid interest on the Additional Series CAR Notes for the period from April 21, 2025 to but excluding January 21, 2026) shall be payable on January 21, 2026.

(4)	The Additional Series CAR Notes will have the same CUSIP number, will rank equally, form part of a single series, and trade interchangeably and be fungible for trading purposes with the Initial Series CAR Notes.

(5)	For clarity, references to “Notes” in this Series Supplement and the Fifty-Second Series Supplement shall be deemed to refer to the Initial Series CAR Notes, the Additional Series CAR Notes, and any additional notes the Issuer may from time to time create, issue and designate as 6.25% Fixed-to-Fixed Rate Junior Subordinated Notes, Series CAR due July 21, 2055.

2

ARTICLE THREE

MISCELLANEOUS PROVISIONS

3.01        Confirmation of Indenture

The Indenture, as amended and supplemented by this Series Supplement, is in all respects confirmed.

3.02        Acceptance of Trusts

The Indenture Trustee hereby accepts the trusts in this Series Supplement declared and provided for and agrees to perform the same upon the terms and conditions and subject to the provisions set forth in the Indenture.

3.03        Counterparts and Formal Date

This Series Supplement may be executed in any number of counterparts, and delivered via electronic means (including by way of pdf), each of which so executed and delivered shall be deemed to be an original, but all of which shall together constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear the date set forth on the first page of this Series Supplement.

[Remainder of page intentionally left blank]

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IN WITNESS OF WHICH the Issuer and the Indenture Trustee have caused this Series Supplement to be duly executed by their duly authorized officers as of the date specified on the first page of this Series Supplement.

COMPUTERSHARE TRUST COMPANY OF CANADA			TELUS CORPORATION

by:	(signed) Luci Scholes		by:	(signed) Doug French
	Name:	Luci Scholes		Name:	Doug French
	Title:	Corporate Trust Officer		Title:	Executive Vice-President and Chief Financial Officer

by:	(signed) Corentin Leverrier		by:	(signed) Mario Mele
	Name:	Corentin Leverrier		Name:	Mario Mele
	Title:	Manager, Corporate Trust		Title:	Senior Vice-President and Treasurer

EXECUTION PAGE – SUPPLEMENTAL INDENTURE